EXHIBIT 99.1

Galapagos increases share capital through warrant exercises

Mechelen, Belgium; 20 March 2019, 22.01 CET; regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) announces a share capital increase arising from warrant exercises.

Galapagos issued 149,370 new ordinary shares on 20 March 2019, for a total capital increase (including issuance premium) of €3,480,747.50.

Pursuant to the warrant exercise program of Galapagos' executive committee, executive committee members automatically are committed to exercise a minimum number of warrants, subject to certain conditions. In accordance with the rules of this program, CEO Onno van de Stolpe exercised 15,000 warrants. Three other executive committee members exercised an aggregate number of 50,000 warrants. In addition to Onno van de Stolpe, two other members of our board of directors exercised an aggregate number of 11,280 warrants.

In accordance with Belgian transparency legislation[1], Galapagos notes that its total share capital currently amounts to €295,407,803.81, the total number of securities conferring voting rights is  54,614,791, which is also the total number of voting rights (the "denominator"), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights is 4,467,412 which equals the total number of voting rights that may result from the exercise of these warrants. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:

Elizabeth Goodwin

VP Investor Relations

+1 781 460 1784

Sofie Van Gijsel

Director IR

+32 485 19 14 15

ir@glpg.com

Media:

Carmen Vroonen

Senior Director Communications & Public Affairs

+32 473 824 874

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

[1]     Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market